UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 21, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release

METHANEX ADVISES OF GAS CURTAILMENTS FROM ARGENTINA

June 20, 2005

Methanex advises that production from its Chilean methanol plants has been disrupted by curtailments of natural gas supply from Argentina.

During 2004 Methanex lost approximately 50,000 tonnes of methanol production, or less than one percent of its total 2004 global production, as a result of curtailments of Argentine gas supplies to its Chilean facilities. These curtailments took place between May and August, 2004, the winter months in the southern hemisphere. No further production losses occurred until small curtailments in late May, 2005 resulted in two days of minor production losses. However, curtailments that started last week have now become more significant.

The total lost production over the last week as a result of these gas curtailments is approximately 27,000 tonnes, excluding Chile IV. Chile IV was in the start-up phase when these latest curtailments commenced and has now been shut down due to lack of gas availability. At the current rate of curtailment, we have enough gas to produce approximately 5,600 tonnes of methanol per day at our Chilean facilities compared to a total production capacity (including Chile IV) of approximately 10,500 tonnes of methanol per day.

Methanex’s President and C.E.O., Bruce Aitken commented, “While curtailments in 2004 and in May of 2005 were quite small, the curtailments that commenced last week have become more significant. The actions of the Argentine government, including the re-allocation of gas entitlements, have had a major impact on the contractual supply of natural gas to our Chilean facilities. In addition, there are a number of other factors influencing gas supply to our plants, including cold weather, greater domestic demand in Argentina, and other dynamics relating to the energy crisis in Argentina.”

Mr. Aitken added, “Given the significant nature of these new curtailments, we have come to the conclusion that production losses due to curtailments in 2005 could be worse than 2004. However, we continue to believe that there is sufficient gas in southern Argentina and Chile to allow all of the delivery obligations under our gas contracts to be satisfied. We are considering various avenues to alleviate this situation, including investigating our available legal remedies.”

A conference call is scheduled for Tuesday, June 21 at 11:00 am EDT (8:00 am PDT) to discuss this matter. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 284614.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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For further information, contact: Wendy Bach Director, Investor Relations Tel: 604-661-2600
Information in this news release may contain forward-looking statements. By their nature, such forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.